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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35960

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Oct. 1, 2001 (MM/DD/YY) AND ENDING Sept. 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NNN Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1551 N. Tustin Ave., Suite 650
(No. and Street)

Santa Ana (City) CA (State) 92705 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~William Daniel~~ ~~(714) 667-8252~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar, Milner, Reehl & Williamson, LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place, Third Floor, Newport Beach CA 92660
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED DEC 04 2002 180

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED JAN 06 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Daniel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NNN Capital Corp., as of Sept. 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO

Title

Notary Public

REBECCA M. O'DONNELL
Commission # 1282469
Notary Public - California
Orange County
My Comm. Expires Oct 30, 2004

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NNN CAPITAL CORP.

FINANCIAL STATEMENTS

September 30, 2002 and 2001

INDEX TO FINANCIAL STATEMENTS

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
NNN Capital Corp.

Squar, Milner, Reehl & Williamson, LLP
Certified Public Accountants and Financial Advisors

Squar Milner Financial Services, LLC

Squar Milner Real Estate Services, GP

We have audited the accompanying statements of financial condition of NNN Capital Corp. (the "Company"), a California corporation, as of September 30, 2002 and 2001, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Squar Milner Reehl & Williamson, LLP

Newport Beach, California
October 17, 2002

4100 Newport Place
Third Floor
Newport Beach, CA
92660

Phone: 949.222.2999
Fax: 949.222.2989

www.squarmilner.com

NNN CAPITAL CORP.
STATEMENTS OF FINANCIAL CONDITION
September 30, 2002 and 2001

	2002	2001
ASSETS		
Cash	$ 790,391	$ 156,119
Certificate of deposit	22,619	21,524
Receivables from affiliated entities	118,891	97,880
Commissions receivable	490,394	318,942
Prepaid expenses	2,801	7,000
Property and equipment, net	11,738	12,536
	$ 1,436,834	$ 614,001
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued liabilities	$ 655,821	$ 101,145
Commissions payable	458,974	291,260
	1,114,795	392,405
Commitments and Contingencies		
Stockholder's Equity		
Common stock, no par value; 2,500 shares authorized, 1,000 issued and outstanding	10,000	10,000
Retained earnings	312,039	211,596
	322,039	221,596
	$ 1,436,834	$ 614,001

The accompanying notes are an integral part of these financial statements.

NNN CAPITAL CORP.
STATEMENTS OF INCOME
For the Years Ended September 30, 2002 and 2001

	2002	2001
REVENUES		
Commissions	$ 9,012,041	$ 5,528,726
Marketing and due diligence fees	1,258,456	535,599
Interest	16,951	8,745
	10,287,448	6,073,070
OPERATING EXPENSES		
Commissions	8,015,606	5,082,872
General and administrative	1,132,433	426,884
Due diligence	697,730	306,962
Consulting services	177,342	62,788
Marketing	115,527	35,716
	10,138,638	5,915,222
INCOME BEFORE PROVISION FOR INCOME TAXES	148,810	157,848
PROVISION FOR INCOME TAXES	48,367	56,000
NET INCOME	$ 100,443	$ 101,848

The accompanying notes are an integral part of these financial statements.

NNN CAPITAL CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended September 30, 2002 and 2001

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCE – October 1, 2000	1,000	$ 10,000	$ 109,748	$ 119,748
Net income	–	–	101,848	101,848
BALANCE – September 30, 2001	1,000	10,000	211,596	221,596
Net income	–	–	100,443	100,443
BALANCE – September 30, 2002	1,000	$ 10,000	$ 312,039	$ 322,039

The accompanying notes are an integral part of these financial statements.

NNN CAPITAL CORP.
STATEMENTS OF CASH FLOWS
For the Years Ended September 30, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 100,443	$ 101,848
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation expense	798	1,118
Changes in operating assets and liabilities		
Receivables from affiliated entities	(21,011)	(33,776)
Commissions receivable	(171,452)	(169,864)
Prepaid expenses	4,199	(2,468)
Certificate of deposit	(1,095)	(603)
Accounts payable and accrued expenses	554,676	64,156
Commissions payable	167,714	125,973
Net cash provided by operating activities	634,272	86,384
CASH – beginning of year	156,119	69,735
CASH – end of year	$ 790,391	$ 156,119
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$ 34,867	$ 4,758

The accompanying notes are an integral part of these financial statements.

1. NATURE OF BUSINESS AND ORGANIZATION

NNN Capital Corp. (the "Company"), formerly TMP Capital Corp., was incorporated on March 10, 1986 in the State of California and is engaged in business as a broker-dealer, registered with the Securities and Exchange Commission ("SEC"). The Company's activity consists primarily of acting as managing broker-dealer for sales of units in affiliated limited partnerships and generally receives commissions of 8% to 10% of the offering proceeds. The Company, in turn, pays a related commission of 6% to 8% of such offering proceeds to the broker-dealers selling the units, and retains the remaining offering proceeds. The Company's client base consists primarily of entities whose operations are dependent upon the economic conditions of the real estate industry.

As of September 30, 2002 and 2001, the Company's common stock was owned by one individual, who is also the Company's president.

The Company does not carry customer accounts or perform custodial functions related to customers' securities and is, therefore, exempt form the provisions of Rule 15c3-3 of the SEC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of Company management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Reclassifications

Certain reclassifications have been made to the September 30, 2001 financial statements presentation to correspond to the September 30, 2002 format.

Commissions

Commission revenues and commission expenses are recognized on a "trade-date" basis, as securities transactions occur.

Common Control

Because the Company and certain related parties have commonality and are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company currently maintains substantially all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107 "Disclosures About Fair Value of Financial Instruments" requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. Management believes that the carrying amounts of the Company's financial instruments, consisting primarily of cash, receivables from related entities and commissions receivable, accounts payable and accrued expenses, and commissions payable approximate their fair value at September 30, 2002, due to their short-term nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. The Company generally capitalizes all property and equipment expenditures that are greater than $1,000. Ordinary maintenance and repair costs are expensed as incurred.

Depreciation of property and equipment is computed over estimated useful lives of three to seven years using the "straight-line" method.

Substantially all of the Company's property and equipment consists of furniture and fixtures with a cost of $16,390 and accumulated depreciation of $4,652 and $3,854 as of September 30, 2002 and 2001, respectively.

Certificate of Deposit

The certificate of deposit consists of principal and accrued interest and matures in September 2003. As of September 30, 2002 and 2001, such accrued interest totaled $2,619 and $1,524, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Uncollectible Receivables

Management believes that all receivables from affiliated entities and commissions receivable will be collected by the Company; accordingly, the accompanying financial statements do not include an allowance for uncollectible accounts.

Income Taxes

The Company follows Statement of Financial Accounting Standard No. 109, "*Accounting for Income Taxes*" for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change. See Note 4.

Recently Issued Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements No. 141, "*Business Combinations*" and No. 142 "*Goodwill and Other Intangible Assets*". In June 2001, the FASB issued Statement No. 143 "*Accounting for Asset Retirement Obligations*". In August 2001, the FASB issued Statement No. 144 "*Accounting for the Impairment or Disposal of Long-Lived Assets*". In August 2002, the FASB issued Statement No. 146 "*Accounting for Costs Associated with Exit or Disposal Activities*". In addition, in October 2002, the FASB issued Statement No. 147 "Acquisitions of Certain Financial Institutions". Management believes that the above pronouncements either will not or did not have a material impact on the Company's financial statements.

3. RELATED PARTY TRANSACTIONS

Commission Revenues

Commission revenues were generated primarily from sales of interests in companies associated with Triple Net Properties, LLC ("Triple Net"), which is affiliated with the Company through common ownership and management. During the years ended September 30, 2002 and 2001, the Company earned approximately $7,677,000 and $4,989,000, respectively, of commission income from these affiliated entities.

Commissions receivable at September 30, 2002 and 2001 include approximately $452,000 and $305,000, respectively, due from affiliated entities.

Marketing and Consulting Fee Income

During the years ended September 30, 2002 and 2001, the Company earned approximately $1,258,000 and $498,000, respectively, of marketing and due diligence fees from affiliated entities.

The entire balance of receivables from affiliated entities at September 30, 2002 and 2001 related to due diligence fees receivable.

Commission Expenses

Commission expenses of approximately $84,595 and $181,000 were paid to Mr. Anthony W. Thompson, president and sole stockholder of the Company, during the years ended September 30, 2002 and 2001, respectively.

Commission expenses of approximately $1,678,752 and $1,206,000 were paid to other affiliated parties during the years ended September 30, 2002 and 2001, respectively.

Commissions payable at September 30, 2002 and 2001 include approximately $113,000 and $132,000, respectively, due to affiliated entities.

Administrative Expenses

Postage, supplies, and other administrative expenses charged to the Company by Triple Net during the years ended September 30, 2002 and 2001, totaled $100,932 and $45,383, respectively. In addition, during the year ended September 30, 2002, payroll expenses charged to the Company by Triple Net totaled $290,000. No payroll expenses were charged to the Company by Triple Net during the year ended September 30, 2001.

3. RELATED PARTY TRANSACTIONS (continued)

Officers' Compensation

During the years ended September 30, 2002 and 2001, Mr. Thompson and Mrs. Thompson received salaries in the amount of $500,000 and $250,000, respectively. In addition, Mr. Thompson received consulting fees in the amount of $87,000 in the year ended September 30, 2002.

4. PROVISION FOR INCOME TAXES

The current provision for income taxes for the years ended September 30, 2002 and 2001 is as follows:

	2002	2001
State	$ 19,000	$ 13,000
Federal	29,000	43,000
Total	$ 48,000	$ 56,000

Deferred income taxes are not significant to the accompanying financial statements at or for the years ended September 30, 2002 and 2001.

5. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office from Triple Net. As of September 30, 2002, the month-to-month lease agreement requires monthly payments of $1,500. Total rent expense paid by the Company to Triple Net was $18,000 for each of the years ended September 30, 2002 and 2001.

6. DEFINED CONTRIBUTION PENSION PLAN

Effective October 1998, the Company adopted a defined contribution money purchase pension plan (the "pension plan") for the benefit of its employees. The pension plan covers employees of the Company and eligibility begins after an employee has both completed one year of eligible service and attained the age of twenty-one. The Company contributes to the pension plan an amount equal to 25% of the eligible compensation paid to each participant for such plan year. For the years ended September 30, 2002 and 2001, the Company contributed $35,200 and $41,894, respectively, to the pension plan.

7. SUBSEQUENT EVENTS

In October 2002, the Company advanced $520,000 to Triple Net. The advance is unsecured, bears 12% interest and matures in January 2003.

8. REGULATORY REQUIRMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1). At September 30, 2002, the Company had net capital of $129,955, which was $55,710 in excess of its required minimum net capital of $74,245. The Company's aggregate indebtedness to net capital ratio at September 30, 2002 was 8.6-to-1.

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(a)(i) under the Securities and Exchange Act of 1934 because the Company is a broker and dealer that does not carry customer accounts or hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of Reserve Requirement for brokers and dealers.

SUPPLEMENTARY INFORMATION

NNN CAPITAL CORP.
Computation of Net Capital Pursuant to Rule 15c3-1
September 30, 2002

NET CAPITAL		
Total stockholders' equity from statement of financial condition	$	322,039
Less non-allowable assets		192,084
		129,955
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	74,245
Minimum dollar net capital required for reporting broker/dealer	$	5,000
Net capital requirement (greater of above)	$	74,245
Excess net capital (regulatory net capital less net capital requirement)	$	55,710
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$	1,114,795
Ratio of aggregate indebtedness to net capital		8.6-to-1

Reconciliation of net capital as reported on the unaudited Form X17A-5, Part 2

Net capital as reported	$	128,633
Less audit adjustment to accrued liabilities		(12,000)
Plus audit adjustment to cash		13,322
Audited net capital	$	129,955

 See Independent Auditors' Report

NNN CAPITAL CORP.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

September 30, 2002

The Company is exempt from the computation of determination of reserve requirements pursuant to Rule 15c3-3 under Section k2(a).

NNN CAPITAL CORP.

Statement Pursuant to Rule 17a-5(d)(4) Under the Securities and Exchange Commission Act of 1934

September 30, 2002

The computation of Net Capital under Rule 15c3-1 included in this audit report agrees to the computation in the respondent's corresponding unaudited Form X-17a-5 Part IIA filing as of September 30, 2002.

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER-DEALERS CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors and Stockholder
NNN Capital Corp.

In planning and performing our audit of the financial statements of NNN Capital Corp. (the "Company") for the years ended September 30, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

Squar, Milner, Reehl & Williamson, LLP
Certified Public Accountants and Financial Advisors

Squar Milner Financial Services, LLC

Squar Milner Real Estate Services, GP

4100 Newport Place
Third Floor
Newport Beach, CA
92660

Phone: 949.222.2999
Fax: 949.222.2989

www.squarmilner.com

authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 and 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Squar Milner Reath & Williamson, LLP

Newport Beach, California
October 17, 2002